Exhibit 99.1

RADCOM LTD.

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. will be held on Thursday, July 11, 2019 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To fix the number of members of our Board of Directors at up to seven;

(2)	To re-elect Ms. Rachel (Heli) Bennun, Mr. Matty Karp and Mr. Zohar Zisapel and to elect Ms. Mirella Kuvent;

(3)	To elect Mr. Rami Schwartz and Mr. Oren Most as our external directors;

(4)	To approve our Amended and Restated Compensation Policy;

(5)	To approve the compensation to be paid to our directors other than the Executive Chairman of our Board of Directors;

(6)	To approve the compensation to be paid to the Executive Chairman of our Board of Directors;

(7)	To approve an amendment to the compensation to be paid to our Chief Executive Officer;

(8)	To approve the grant of equity to our Chief Executive Officer;

(9)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2019;

(10)	To present and discuss our consolidated financial statements for the year ended December 31, 2018; and

(11)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than June 11, 2019. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on June 10, 2019 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel, or by facsimile to +9723-6474681 no later than July 1, 2019. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: June 6, 2019

Our audited financial statements for the fiscal year ended December 31, 2018, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on April 19, 2019 with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

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RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 6971920, ISRAEL

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board of Directors”) of proxies for use at the 2019 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 11, 2019 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To fix the number of members of our Board of Directors at up to seven;

(2)	To re-elect Ms. Rachel (Heli) Bennun, Mr. Matty Karp and Mr. Zohar Zisapel and to elect Ms. Mirella Kuvent;

(3)	To elect Mr. Rami Schwartz and Mr. Oren Most as our external directors;

(4)	To approve our Amended and Restated Compensation Policy;

(5)	To approve the compensation to be paid to our directors other than the Executive Chairman of our Board of Directors;

(6)	To approve the compensation to be paid to the Executive Chairman of our Board of Directors;

(7)	To approve an amendment to the compensation to be paid to our Chief Executive Officer;

(8)	To approve the grant of equity to our Chief Executive Officer;

(9)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2019;

(10)	To present and discuss our consolidated financial statements for the year ended December 31, 2018; and

(11)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than June 11, 2019. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders as of record at the close of business on June 10, 2019, or the Record Date, will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about June 12, 2019, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel, or by facsimile to +972-3-6474681 no later than July 1, 2019. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND QUORUM

On May 30, 2019, we had 13,738,071 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 30, 2019 by (i) each person or entity known to beneficially own more than 5% of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the SEC, and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC. The percentage of outstanding Ordinary Shares is based on 13,738,701 Ordinary Shares outstanding as of May 30, 2019

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3)	2,886,672	21.0%
Yelin Lapidot Holdings Management Ltd.(4)	1,542,975	11.2%
Raging Capital Management, LLC(5)	797,188	5.8%
All directors and executive officers as a group, except Zohar Zisapel (11 persons)(6)	194,016	1.4%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of May 30, 2019.

(2)	For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of May 30, 2019. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.

(3)	Includes: (i) 2,325,525 Ordinary Shares held by Mr. Zohar Zisapel; (ii) 299,416 Ordinary Shares held by Michael&Klil Holdings (93) Ltd.; (iii) 242,731 Ordinary Shares held by Lomsha Ltd.; (iv) 16,000 Ordinary Shares issuable upon exercise of options, with an average exercise price per share of $14.77, expiring between the years 2020 and 2021; and (v) 3,000 unvested restricted stock units. This information is based on information provided to the Company by Mr. Zohar Zisapel. The options and the restricted stock units listed above are exercisable currently or within 60 days of May 30, 2019. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 Ordinary Shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 24,258 exercisable options and 9,000 unvested restricted stock units. Mr. Zohar Zisapel disclaims beneficial ownership of the Ordinary Shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun.

(4)	The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on February 11, 2019 and reflects the holdings of such persons as of December 31, 2018.

(5)	The information with respect to the holdings of Raging Capital Management, LLC is based on a Schedule 13F filed with the SEC by Raging Capital Management, LLC and William C. Martin on May 15, 2019 and reflects the holdings of such persons as of March 31, 2019.

(6)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such party, which are vested or shall become vested within 60 days of or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of May 30, 2019) and has, therefore, not been separately disclosed. The Ordinary Shares are issuable upon exercise of options exercisable currently or within 60 days of or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of May 30, 2019.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F, which was filed on April 19, 2019 with the SEC.

ITEM 1 - FIXING THE NUMBER OF MEMBERS OF
OUR BOARD OF DIRECTORS AT UP TO SEVEN

Pursuant the Company’s Amended and Restated Articles of Association, the Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolution of the shareholders. The number of directors of the Company is currently fixed at five. The Board of Directors has determined that it is in the best interests of the Company to increase the number of directors to up to seven. At the Meeting, shareholders will be asked to fix the number of directors on the Board of Directors at up to seven, which determination shall be in force until determined otherwise by the Company’s shareholders.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that number of directors on the Board of Directors be fixed at up to seven, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – RE-ELECTION AND ELECTION OF DIRECTORS

At the Meeting, you will be asked to re-elect each of Ms. Rachel (Heli) Bennun, Mr. Matty Karp, and Mr. Zohar Zisapel.

Subject to the approval of Item No. 1 increasing the number of members of our Board, you will also be asked to elect Ms. Mirella Kuvent to serve as a member of our Board of Directors. In the event that Item No. 1 is not approved, the nomination of Ms. Mirella Kuvent will be removed from the agenda of the Meeting

If elected, the nominees other than Ms. Rachel (Heli) Bennun, our Executive Chairman, will be entitled to receive the compensation described in Item No. 5 (if such Item is approved). If re-elected, our Executive Chairman Ms. Rachel (Heli) Bennun, will be entitled to receive the compensation described in Item No. 6 (if such Item is approved).

Under our Amended and Restated Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors, in its sole discretion.

The terms of office of the directors are proposed to be staggered so as to ensure continuity in the Board and that under ordinary circumstances in no future meeting will the entire board be subject to election. If elected at the Meeting, Ms. Rachel (Heli) Bennun will hold office for the maximum term set forth in our Amended and Restated Articles of Association (i.e., until the third annual general meeting following the Meeting); Mr. Matty Karp will hold office for the maximum term set forth in our Amended and Restated Articles of Association (i.e., until the third annual general meeting following the Meeting); Mr. Zohar Zisapel will hold office until the next annual general meeting; and Ms. Mirella Kuvent will hold office until the next annual general meeting.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the four (4) nominees named below as our directors. Each director will hold office until his or her successor shall have duly taken office, unless his or her office is vacated earlier under any relevant provision of our Amended and Restated Articles of Association.

Set forth below is a brief biography of each nominee for director, based upon our records and information furnished to us by such nominee.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as the Executive Chairman of our Board of Directors in September 2015. In addition, Ms. Bennun has served as a consultant to the Company’s management since January 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as CEO, CFO, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as CEO and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp has also served as a director of several private and public companies in the areas of technology, communications, and transportation. Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Mr. Zohar Zisapel, a co-founder of our Company, served as our Chairman of the Board from inception in 1985 until September 2015. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (Nasdaq: CRNT) and serves as chairman or director of several private companies in the in the areas of Communications, Cyber Security and Automotive. Mr. Zisapel holds a B.Sc. and a M.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Ms. Mirella Kuvent serves as an external director and member of the risk management and audit committees for Diners Club Israel Ltd. and Diners Finance Ltd. Ms. Kuvent has also served as director and external director to Ham-Let (Israel Canada) Ltd. from 2007 to 2013 and for the Company for the Reconstruction and Development of the Jewish Quarter in the Old City of Jerusalem Ltd. from 2014 to 2017 and has been a member of finance committees, audit committees and compensation committees, having also served as chair of an audit committee. Ms. Kuvent also has extensive experience in senior commercial, marketing and business development roles with technology companies offering solutions to communications services providers as well as with a large communication services company. Ms. Kuvent holds a B.A. in business administration from Fundação Getúlio Vargas and an M.B.A. from the Hebrew University of Jerusalem.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the director set forth above, where each nominee will be voted on separately.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting, as three separate resolutions:

“RESOLVED, that Ms. Rachel (Heli) Bennun be and hereby is re-elected to serve as a member of our Board of Directors for the maximum term provided under Article 39(c) of our Amended and Restated Articles of Association, effective immediately.”

“RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors for the maximum term provided under Article 39(c) of our Amended and Restated Articles of Association, effective immediately, effective immediately.”

“RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors until the next annual general meeting following the Meeting, effective immediately.”

“RESOLVED, that subject to the approval of Item No. 1 above, Ms. Mirella Kuvent be and hereby is elected to serve as a member of our Board of Directors until the next annual general meeting following the Meeting, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3 – ELECTION OF EXTERNAL DIRECTORS

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. We currently have two external directors whose terms expire on the date of the Meeting. Pursuant to section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Exemption”), a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder may adopt an exemption from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. While the Company has not adopted the Exemption, it may elect to do so as there is currently no single shareholder holding over 25% of the Company’s outstanding shares and as the expansion of the board of directors and election of new directors at this meeting will result in a substantial majority of the board being independent and unaffiliated with any shareholders. If the Company adopts the Exemption, the terms of office of then-serving external directors will be reduced to the shorter of the remainder of their three-year term or until the second annual general meeting following the adoption of the Exemption.

As the Company has not adopted the Exemption, two new external directors are up for election at the Meeting.

No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of a company’s board of directors are of the same gender, then at least one external director must be of the other gender.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Mr. Rami Schwartz and Mr. Oren Most are nominated herein to serve as external directors. Our Board of Directors has determined that Mr. Rami Schwartz has the requisite “professional qualifications” and that Mr. Oren Most has the requisite “accounting and financial expertise.”

Any committee of the Board of Directors that is authorized to exercise powers vested in the Board of Directors must include at least one external director, and both the audit committee and compensation committee must include all of the external directors. An external director is entitled to compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”) and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

External directors are elected by the shareholders. In general, external directors serve for an initial three-year term, which may be extended for up to two additional three-year terms for a total term of nine years. The term of office for external directors traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended beyond the total nine-year term if certain specified conditions are met. External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an external director ceases to meet the statutory qualifications with respect to his or her appointment or if the external director violates his or her duty of loyalty to the company.

Each of Mr. Rami Schwartz and Mr. Oren Most is nominated for the first three-year term as external director.

If elected, each of the external directors will each receive the compensation described in Item No. 5 (if such Item is approved).

Set forth below is a brief biography of each of the nominees for external director, based upon our records and information furnished to us by each of them.

Mr. Rami Schwartz has over 20 years’ experience in leadership positions in the technology and enterprise software fields. Mr. Schwartz currently serves as the Managing Director of the Portland Trust Israel and as an Advisory Board Member to AlgoSec. Mr. Schwartz previously served in senior positions, including as business group president, founder, CEO, and Active Chairman, with several public and private companies including Amdocs. Mr. Schwartz also served as Chief of System Development for the Israeli Air Force. Mr. Schwartz holds a B.Sc. in math and computer science form the Hebrew University of Jerusalem.

Mr. Oren Most is the founder and president of Golan Telecom, Ltd., an Israeli cellular operator. Mr. Most has also served in executive positions with several private and public companies including as President and CEO of Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT); as Founder and Deputy CEO of Cellcom (Israel) Ltd. Mr. Most has also served as director for several public and private corporations. Mr. Most holds a B.A. in Sociology & Anthropology, Film & Television from the Tel Aviv University and an M.B.A. from New York University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the election of external directors, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the election of the external directors or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the election of the external directors, does not exceed two percent of the outstanding Ordinary Shares.

Under the Companies Law:

●	a “controlling shareholder” for this purpose is any shareholder who has the ability to direct Radcom’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in Radcom. To the knowledge of Radcom, other than Mr. Zohar Zisapel, who may be deemed a controlling shareholder (although he does not reach the 25% holding bar), there is no shareholder who is a controlling shareholder; and

●	a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a “personal interest” in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.

The enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mr. Amir Hai, our Chief Financial Officer, at +972-77-774-5060 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Each nominee for an external director position shall be voted separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as two separate resolutions:

“RESOLVED, that Mr. Rami Schwartz be and hereby is elected to the Board of Directors for a three-year term as an external director, effective immediately.”

“RESOLVED, that Mr. Oren Most be and hereby is elected to the Board of Directors for a three-year term as an external director, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4 – THREE YEAR APPROVAL OF OUR AMENDED COMPENSATION POLICY

The Companies Law provides that companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radcom, are required to adopt a policy governing the compensation of “Office Holders.” The Companies Law defines the term “Office Holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. Accordingly, on August 16, 2016, following the recommendation of the Compensation Committee and the approval of the Board of Directors, the Company’s shareholders approved a Compensation Policy for Executive Officers (the “Compensation Policy”).

Under the Companies Law, we are required to review, update (if necessary) and approve the Compensation Policy every three years. Accordingly, the Amended and Restated Compensation Policy is brought for approval.

When considering the proposed Amended and Restated Compensation Policy, our Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The Amended and Restated Compensation Policy reflects changes that our compensation committee and board of directors deemed as necessary in light of past practice and current trends in executive compensation. A marked copy of the Amended and Restated Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

If the Amended and Restated Compensation Policy is adopted pursuant to the Companies Law, then the date of such amendment shall be deemed to be the date of adoption of the Amended and Restated Compensation Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

According to the Companies Law, even if the shareholders do not approve the Amended and Restated Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the Amended and Restated Compensation Policy, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed Amended Policy and taking into account the opposition of the shareholders, among other things, in accordance with the requirements set forth in the Companies Law.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendments to the Compensation Policy, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 3 above under the caption “Required Approval.”

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED that the Amended Policy, in the form attached as Exhibit “A” to the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – APPROVAL OF THE COMPENSATION
TO BE PAID TO OUR DIRECTORS OTHER THAN OUR EXECUTIVE CHAIRMAN

At the Meeting, you will be asked to approve the compensation described below to be paid to each of our directors other than Ms. Rachel (Heli) Bennun, our Executive Chairman. Under the Companies Law, the compensation of directors requires the approval of our Compensation Committee, Board of Directors and shareholders, in that order. On June 5, 2019, our Compensation Committee and our Board of Directors each approved the below compensation terms, subject to approval of our shareholders. We propose to pay our directors cash compensation which is equal to the minimum cash compensation payable, from time to time, pursuant to the Compensation Regulations to external directors of companies with shareholders’ equity such as ours.

We propose to pay our directors (other than to Ms. Rachel (Heli) Bennun) equity compensation for a term of three (3) years under our 2013 Share Option Plan. We will pay our directors, including external directors, 11,000 Restricted Share Units (RSUs) for a three-year term of service. The date of grant of the RSUs will be the date of the Meeting. The total number of RSUs will be fully vested over three (3) years in equal monthly installments commencing on the date of the Meeting, and any unvested RSUs will expire on the date the director ceases to serve as a director. For more information regarding equity issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on April 19, 2019 with the SEC.

Our Compensation Committee and Board of Directors noted in their approval of the proposed director compensation that the proposed compensation is intended to compensate the directors for their services and their contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are within the limitations set forth in the Compensation Policy, as amended, are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required by our directors and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in our best interests.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the compensation to our directors in the manner presented under the proposal, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 3 above under the caption “Required Approval.”

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the compensation to be paid to our directors, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 – APPROVAL OF THE COMPENSATION TO BE PAID TO
THE EXECUTIVE CHAIRMAN OF OUR BOARD OF DIRECTORS

At the Meeting, you will be asked to re-approve the same monthly payment by the Company of a fixed monthly salary to Ms. Rachel (Heli) Bennun, the Executive Chairman of our Board of Directors as previously approved by the shareholders. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. This proposal is subject to the re-election of Ms. Bennun pursuant to Item No. 1. In the event that Ms. Bennun is not re-elected, this proposal will be removed from the agenda of the Meeting. Ms. Bennun devotes a significant amount of her working time to providing services as our Executive Chairman and is highly engaged in the ongoing running of our company. It is noted that the monthly salary proposed is the same previously approved by the shareholders of the Company. The Compensation Committee and Board of Directors are recommending that the shareholders approve this proposal to pay Ms. Bennun fixed monthly salary in the amount of NIS 25,000 (currently equivalent to approximately $6,410) plus social benefits in accordance with applicable laws.

Additionally, we propose to pay Ms. Rachel (Heli) Bennun, equity compensation for a term of three (3) years under our 2013 Share Option Plan. We will pay Ms. Bennun, 33,000 Restricted Share Units (RSUs) for the three-year term of service. The date of grant of the RSUs will be the date of the Meeting. The total number of RSUs will be fully vested over three (3) years in equal monthly installments commencing on the date of the Meeting and any unvested RSUs will expire on the day she ceases to serve as a director. For more information regarding equity issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on April 19, 2019 with the SEC.

Our Compensation Committee and Board of Directors noted in their approval of the proposed salary and equity compensation that the proposed compensation appropriately compensates Ms. Bennun for the scope of the services that she provides to our company as an Executive Chairman and her contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are within the limitations set forth in the current Compensation Policy and in the Amended and Restated Compensation Policy subject to approval under Item No. 4. The proposed compensation is also reasonable taking into consideration, among other things, the need to attract and retain a highly qualified executive chairman, the amount of time and effort required by our executive chairman and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed cash and equity compensation for our Executive Chairman, Ms. Rachel (Heli) Bennun is in our best interests.

Required Approval

The re-approval of the payment of the monthly salary and equity compensation to be paid to our Executive Chairman of the Board of Directors, requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter. In addition, since Ms. Bennun is a domestic partner of Mr. Zisapel, who may be deemed a “controlling shareholder” (as such term is defined in the Companies Law) of our company, this matter will be approved only if either (i) at least a majority of the Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 3 above under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the monthly salary and equity compensation to be paid to Ms. Rachel (Heli) Bennun, our Executive Chairman of the Board of Directors, as described in the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 - APPROVAL OF AN AMENDMENT TO THE COMPENSATION
TO BE PAID TO OUR CHIEF EXECUTIVE OFFICER, MR. YARON RAVKAIE

On June 5, 2019, our Compensation Committee and our Board of Directors, approved the amendments to Mr. Ravkaie’s compensation, all subject to shareholder approval and the limitations set forth in the Compensation Policy. Pursuant to the Companies Law, in general, the terms of office and employment of our Chief Executive Officer must be consistent with the Compensation Policy and be approved by the Compensation Committee, Board of Directors and shareholders of the Company.

On August 16, 2016, following the approval of the Company’s Compensation Committee and Board of Directors, the Company’s shareholders approved the compensation to be paid to our Chief Executive Officer, Mr. Yaron Ravkaie. Such compensation included, among other things: (i) a base salary of NIS 80,000 (equivalent to approximately $22,099 as of May 30, 2019); (ii) the grant of 15,000 options and 10,000 RSUs per each year of service out of a total of four (4) years commencing as of the date of commencement of Mr. Ravkaie’s employment; and (iii) an annual bonus for each of the years ending December 31, 2016, 2017 and 2018, according to a formula which was approved at our 2015 annual general meeting of shareholders for our Chief Executive Officer and President.

The proposed amendment consists of the following:

Base Salary:

Mr. Ravkaie will be entitled, to a monthly base salary of NIS 88,000 (equivalent to approximately $24,309 as of May 30, 2019), effective as of June 1, 2019.

Bonus Entitlement:

Subject to the Company’s then-effective Compensation Policy, Mr. Ravkaie will be entitled to an annual bonus as determined by the Compensation Committee and the Board of Directors not to exceed one hundred percent (100%) of his annual base salary (the “Maximum Bonus”) comprised of two components: (1) a measurable component of up to one hundred percent (100%) of Mr. Ravkaie’s annual base salary as measured against criteria established by the Compensation Committee; and (2) a discretionary bonus not to exceed the lesser of the difference between the Maximum Bonus and the measurable bonus earned or fifty percent (50%) of the annual base salary.

Additionally, at the discretion of the Compensation Committee and the Board of Directors Mr. Ravkaie may be entitled to one or more bonuses up to seventy-five percent (75%) in the aggregate of his annual base salary following the occurrence of certain extraordinary events; provided, however that the sum of such bonus and the annual bonus shall not exceed one hundred and fifty percent (150%) of Mr. Ravkaie’s annual base salary. Such extraordinary events bonuses may be awarded following the occurrence of transactions or extraordinary events such as fund raising, mergers and acquisitions, or a change in control as defined under the Amended and Restated Compensation Policy and may be payable in immediately vesting equity based on the value at the date of bonus determination. Such equity shall not be deemed part of the equity based compensation as set forth in Section D of the Compensation Policy.

In approving the proposed amendment to Mr. Ravkaie’s compensation terms, our Compensation Committee and Board of Directors considered various factors, including, among other things, the educational and professional experience required from our Chief Executive Officer; his responsibilities and duties; comparable executive compensation in our industry; the expected required contribution to our future growth and profitability; the other elements of compensation, including equity based compensation, payable (or proposed to be payable) to our Chief Executive Officer, as well as certain other factors set forth in the Companies Law and our Compensation Policy.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendments to Mr. Ravkaie’s compensation, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 3 above under the caption “Required Approval.”

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED that the amended compensation terms of Mr. Yaron Ravkaie, as described above in this Item 6 and upon the terms detailed therein, be, and they hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 8 - APPROVAL OF THE EQUITY-BASED COMPENSATION TO
OUR CHIEF EXECUTIVE OFFICER, MR. YARON RAVKAIE

Under the Companies Law, the compensation of the chief executive officer of a public Israeli company must be approved by the company’s compensation committee, board of directors and shareholders, in that order. In addition, under the Companies Law, when approving such compensation, the compensation committee and board of directors must determine that the compensation is in accordance with the company’s compensation policy.

In February 2019, our Compensation Committee and Board of Directors approved the proposed grant of equity-based compensation to our current Chief Executive Officer, Mr. Yaron Ravkaie, and recommended that shareholders approve such equity-based compensation at the next meeting of shareholders. On June 5, 2019, our Compensation Committee and Board of Directors, respectively, re-approved the grant and recommended that it be submitted to the shareholders for their approval at the next meeting of shareholders. Our Compensation Committee and Board of Directors determined that such compensation is in accordance with our Compensation Policy.

Proposed Equity-Based Compensation

We are asking shareholders to approve a one-time grant to Mr. Ravkaie of 36,800 Restricted Share Units (RSUs) under our 2013 Share Option Plan, Ordinary Shares. The RSUs will vest over four years in four (4) equal quarterly installments commencing as of February 14, 2019, the date our Board of Directors initially approved the grant of RSUs to Mr. Ravkaie. Unvested RSUs will expire on the date of termination of Mr. Ravkaie’s employment. Additionally, in accordance with Mr. Ravkaie’s terms of employment previously approved by the shareholders, upon a transaction (i) in which all of the Company’s outstanding shares are sold and/or transferred to a third-party and (ii) Mr. Ravkaie’s termination of his employment at a time following the lapse of three months from the date of the closing of such transaction, 100% of the RSUs not yet vested will accelerate and be deemed fully vested. For more information regarding equity issued under the 2013 Plan, see Item No. 6B of our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 26, 2015.

The Compensation Committee and Board of Directors noted in their approval that the proposed equity-based compensation is intended to compensate Mr. Ravkaie for his service and his contributions to the Company’s development and business and is in accordance with our Compensation Policy.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the grant of RSUs to Mr. Ravkaie, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 3 above under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the equity-based compensation to be paid to Mr. Ravkaie as described in the Proxy Statement be and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 9 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration for the fiscal year ending December 31, 2019. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the next annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services for the fiscal year ending December 31, 2019.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 10 – REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Our audited financial statements for the fiscal year ended December 31, 2018, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on April 19, 2019 with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 11 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than June 11, 2019 If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than June 20, 2019.

In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the General Counsel. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board of Directors may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

Shareholder Proposals for Annual General Meeting in 2020

Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, our 2020 Annual General Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the 2020 Annual General Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than April 12, 2020, provided that if the date of the 2020 Annual General Meeting of Shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after the anniversary of the Meeting, our General Counsel must receive the written proposal by no later than the first to occur of (i) the seventh calendar day following the day on which we call and provide notice of the 2020 Annual General Meeting and (ii) the fourteenth calendar day following the day on which public disclosure of the date of such meeting is first made.

A shareholder proposal should be made in the manner set forth above mutatis mutandis, and in accordance with the provisions of the Companies Law.

For the sake of clarity, the information set forth in this section is, and should be construed, as a “preannouncement notice” of the 2020 Annual General Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors,

/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: June 6, 2019

EXHIBIT A

AMENDED AND RESTATED

DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION POLICY

RADCOM LTD.

~~Compensation Policy for Executive Officers August 30 2016~~ July {  } 2019

A. Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of RADCOM Ltd. (“RADCOM” or the “Company”) for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this “Compensation Policy” or “Policy”), in accordance with the requirements of the Companies Law, 1999 (the “Companies Law”).

Compensation is a key component of RADCOM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance RADCOM’s value and otherwise assist RADCOM to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to RADCOM’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, RADCOM’s Directors.

Under no event shall the Company be deemed by this Policy, as being obligated to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or Directors; this Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of RADCOM.

The Compensation Committee and the Board of Directors of RADCOM shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

RADCOM’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly skilled and experienced personnel who will provide leadership for RADCOM’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RADCOM’s values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Directors and Executive Officers with those of Company’s stockholders in order to enhance stockholder value;

2.2.	To provide the Executive Officers with a structured and balanced compensation package, including competitive salaries and benefits, performance-motivating cash and equity incentive programs; and

2.3.	To provide appropriate awards for superior individual and corporate performance.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	A change in the compensation package of an Executive Officer which reports directly and/or indirectly to the CEO, which results in an increase of such Executive Officer’s total compensation by no more than an amount equal to two (2) monthly salaries, may be approved solely by the CEO, provided all elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

3.3.	A change in the compensation package of the CEO, which results in an increase of the CEO’s total compensation by no more than ten percent (10%) per annum, may be approved by the Compensation Committee and the Board of Directors, provided all elements of compensation of the CEO will continue to meet the requirements of the Compensation Policy.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1.	This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company’s goals while considering Company’s management of business risks;

4.2.	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CEO	20% - 100%	0%-80%
Non Sales Executives	25% - 100%	0%-75%
Sales Executives	15% - 100%	0%-85%

(*)	Variable compensation includes annual bonuses and equity compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1.	In the process of composing this Policy, RADCOM has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of RADCOM (including employee-contractors and agency contractors, if any) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the work environment in RADCOM were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in RADCOM.

5.3.	The following is the current compensation Ratio: overall compensation of each executive, including the CEO, is not more than ~~8~~ten (10) times the average (and median) of the overall compensation of the other headquarter employees.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.	The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.	Since a competitive base salary is essential to Company’s ability to attract and retain highly skilled professionals, RADCOM will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, RADCOM’s size and field of operation. To that end, RADCOM shall utilize as a reference comparative market data and practices.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers ~~in order, among other things, to comply with legal requirements~~, provided that to the extent requirements under applicable laws impose a greater benefit than set forth below, the legal requirement shall apply:

7.1.1.	Vacation of up to twenty-eight (28) days per annum;

7.1.2.	Sick days of up to thirty (30) days per annum;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.	Company shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.	Company may contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

7.1.7.	Company may sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company.

7.2.	Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company’s policies and procedures.

C. Cash Bonuses

8.	The Objective

8.1.	Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers’ compensation with Company’s objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

8.2.	Company’s policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for three Executive Officers’ populations, as reflected in Section 9 below.

8.3.	The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

●	financial results;

●	sales and booking results;

●	efficiency metrics;

●	internal and external customer satisfaction;

●	enterprise value;

●	execution of specific projects; and

●	attainment of milestones.

~~9.~~	~~The Formula~~

9.	Annual Bonus

CEO

9~~.1.~~	~~The annual bonus of the CEO will be based on 3 components, as further set out below: measureable results of the Company, special activities and qualitative, non-measureable criteria.~~

9.1.	~~30-80% of the annual bonus will be~~The CEO shall be eligible to receive, at the discretion of the Compensation Committee and the Board of Directors, an annual bonus (the “Annual Bonus”) not to exceed one hundred percent (100%) of the CEO’s annual base salary (the “Maximum Annual Bonus”) which shall be based on two components as follows:

9.1.1.	A “Measurable” component, including all over-achievement, of up to one hundred percent (100%) of the annual base salary. This component, will be based on the measurable results of the Company, as compared to RADCOM’s budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable), and may include (but is not limited to) any one or more of the following criteria: profit, revenue, booking, ~~enterprise value etc.~~ cost reduction, other performance objectives, etc.

~~9.2.~~	~~0-60% of the annual bonus may be based on specific KPIs with regard to special activities, which include the following: mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be based on measurable criteria which will be determined at the commencement of each fiscal year (or start of employment, as applicable).~~

~~9.3.~~	~~A non-material portion equal up to the higher of 3 monthly base salaries or 25% of the annual bonus actually paid to the CEO may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors Consideration.~~

9.1.2.	~~The annual bonus will not exceed the amount of 1.5 annual base salaries of the CEO.~~ A “Discretionary” component of up to the lesser of (i) fifty percent (50%) of the CEO’s annual base salary, or (ii) the difference between the Maximum Annual Bonus and the measurable bonus earned pursuant to Section 9.1.1 above. This component will take into account tangible and intangible performance factors where it is the Compensation Committee’s and Board of Directors’ determination that the measurable portion of the CEO’s annual bonus does not sufficiently reflect the CEO’s relative contribution to the Company.

9.2.	The CEO shall be eligible to receive, at the discretion of the Compensation Committee and the Board of Directors, one or more bonuses following the occurrence of certain extraordinary events (the “Extraordinary Events Bonuses”) not to exceed in the aggregate, and subject to the limitation set forth in Section 9.3, seventy-five percent (75%) of the CEO’s annual base salary. Such bonuses may be awarded following the occurrence of transactions or extraordinary events such as fund raising, mergers and acquisitions, or a change in control. For purposes hereof, a “change in control transaction” shall mean any transaction or series of transactions following which any one entity or person holds or controls, directly or indirectly, more than fifty percent (50%) of the Company’s outstanding shares.

The Extraordinary Events Bonuses under this Section 9.2 may be payable in immediately vesting equity based on the value at the date of bonus determination. Such equity shall not be deemed part of the equity based compensation as set forth in Section D below for purposes of the limitation set forth in Section 12.3.

9.3.	The overall aggregate bonus of the CEO, as a sum of the Annual Bonus and the Extraordinary Events Bonuses shall not exceed one hundred and fifty percent (150%) of the CEO’s annual base salary in any given year.

Executive Officers other than the CEO

9.4.	For Executive Officers, except the CEO, the Compensation Committee and the ~~BOD~~Board of Directors will have full discretion to determine the annual bonus calculation and increase the final bonus payout based, among other things, additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer including non-measurable criteria.

9.5.	The annual bonus of the Executive Officers, will not exceed the following amounts:

For Non-Sales Executive Officers, the amount of ~~0.~~seventy five percent (75%) of their base annual salary;

For Sales Executives Officers, the amount of ~~1.5 annual salaries~~one hundred and fifty percent (150%) of their base annual salary.

10.	Compensation Recovery (“Clawback”)

10.1.	In the event of an accounting restatement, RADCOM shall be entitled to recover from Executive Officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back. The compensation recovery will not apply to former Executive Officers of RADCOM.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3.	Nothing in this Section 10.3 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

11.	The Objective

11.1.	The equity based compensation for RADCOM’s Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers’ interests with the long term interests of RADCOM and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.	The equity based compensation offered by RADCOM is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity compensation policies and programs in place from time to time.

12.	General guidelines for the grant of awards

12.1.	The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

12.2.	~~As a general policy,~~ Vesting and other terms for equity based compensation ~~for RADCOM’s Executive Officers~~ shall ~~fully vest over a period~~be subject to the terms of ~~between 1 to 4 years~~the Company’s then-applicable option plan and as permitted in such plan.

12.3.	The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of two (2) annual salaries per year of vesting on a linear basis.

13.	Acceleration and exercise of awards

13.1.	The Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable.

13.2.	The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E. Retirement and Termination of Service Arrangements

14.	Advance notice

RADCOM may provide an Executive Officer a prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his options. During the advance notice period the Executive Officer may be required to continue providing services to RADCOM.

15.	Transition period

RADCOM may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 3 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above. Additionally, the Board may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer’s options during such transition period. The transition period shall be conditioned on terms of service of at least two (2) years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than two (2) years), service or employment terms during the Executive Officer’s service or employment period, RADCOM’s performance during such period, Executive Officer’s contribution to the achievement of RADCOM’s objectives and performance and the particular circumstances of termination of employment or service.

16.	Additional Retirement and Termination Benefits

RADCOM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices and which in such event, shall not exceed in value the equivalent of six (6) monthly base salaries of the Executive Officer.

F. Exculpation, Indemnification and Insurance

17.	Exculpation

Except as may be otherwise approved from time to time by the shareholders, RADCOM shall not exempt its Directors and Executive Officers from the duty of care.

18.	Indemnification

RADCOM may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and RADCOM, all subject to applicable law.

19.	Insurance

19.1.	RADCOM will provide “Directors and Officers Insurance” (the “Insurance Policy”) for its Directors and Executive Officers, provided that such engagement in an Insurance Policy is not expected to have a material effect on the Company’s profitability, assets or liabilities.

19.2.	The maximum aggregate coverage for the Insurance Policy will be up to ~~USD~~ Forty Million U.S. dollars (US $40,000,000~~,~~), as may be increased or decreased from time to time by the shareholders.

19.3.	The maximum aggregate annual premium will be up to ~~USD 200~~Four Hundred Thousand U.S. dollars (US $400,000~~,~~), as may be increased or decreased from time to time by the shareholders.

19.4.	The Company may also purchase Insurance Policy with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided that the premium therefor shall not exceed two (2) times the maximum annual premium payable as provided for under Section 19.3 above.

G. Board of Directors Compensation

20.	The members of Company’s board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

21.	In addition, the members of Company’s Board may be granted equity based compensation which shall ~~fully vest~~vest annually, quarterly or monthly, over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$ 200,000 and US$ 500,000 with respect to the Company’s chairman per year of vesting, on a linear basis, subject to applicable law and regulations.22. The Chairperson of our Board of Directors shall be entitled to receive a fixed monthly salary from the Company, for as long as such individual is acting as an active Chairperson, and the provisions of the Compensation Policy shall apply to such remuneration accordingly.

23.	For so long as the Active Chairperson receives the monthly salary, he or she will not be entitled to receive the cash remuneration received by the other members of the Board.

24.	In addition to the monthly salary, the Active Chairperson shall be entitled to an annual bonus with regard to special activities, such as mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be determined by the Compensation Committee and the ~~BOD,~~Board of Directors and will be based on criteria defined in advance and in connection with Company’s goals and targets, and non-measurable criteria. The actual total annual bonus shall not exceed the sum of ~~1.5 annual salaries~~one hundred and fifty percent (150%) of the Active Chairperson’s annual salary.